Exhibit 16.1

March 7, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01(a) of Form 8-K dated March 4, 2011, of Questcor Pharmaceuticals, Inc., attached, and are in agreement with the statements made with respect to information provided regarding Odenberg, Ullakko, Muranishi & Co. LLP. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Odenberg, Ullakko, Muranishi & Co. LLP